PAGE 1

                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                   FORM 11-K


         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

                                      or

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934


                 For the fiscal year ended September 30, 1995


                         Commission file number 1-8022



                                CSX CORPORATION
                             CAPITAL BUILDER PLAN



                                CSX CORPORATION
                            A Virginia Corporation
                 IRS Employer Identification Number 62-1051971
                               One James Center
                             901 East Cary Street
                           Richmond, Virginia 23219
                           Telephone (804) 782-1400

















                                     - 1 -



         PAGE 2
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
                         INDEX TO FINANCIAL STATEMENTS


Audited Financial Statements                                       Page No.

       Report of Independent Auditors                                  3

       Statement of Net Assets Available for Plan Benefits
         - September 30, 1995                                          4

       Statement of Net Assets Available for Plan Benefits
         - September 30, 1994                                          5

       Statement of Changes in Net Assets Available for Plan
         Benefits - Fiscal Year Ended September 30, 1995               6

       Statement of Changes in Net Assets Available for Plan
         Benefits - Fiscal Year Ended September 30, 1994               7

       Notes to Financial Statements                                   8-12

Supplemental Schedules

       Assets Held for Investment Purposes - September 30, 1995        14

       Transactions or Series of Transactions in
         Excess of 5% of the Current Value of
         Plan Assets - Fiscal Year Ended September 30, 1995            15

Signature                                                              16
























                                     - 2 -



         PAGE 3


                    REPORT OF INDEPENDENT AUDITORS



The Pension Committee
CSX Corporation Capital Builder Plan
CSX Corporation
Richmond, Virginia


         We have audited the accompanying statements of net assets available for plan benefits of the CSX Corporation Capital Builder Plan ("Plan") as of September 30, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at September 30, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of September 30, 1995, and transactions or series of transactions in excess of 5% of the current value of plan assets for the fiscal year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                           /s/ ERNST & YOUNG LLP
                                           ---------------------
                                           Ernst & Young LLP

Jacksonville, Florida
March 18, 1996
                                     - 3 -



         PAGE 4
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              SEPTEMBER 30, 1995
                            (Thousands of Dollars)

                                                               Non-
                                                            Participant
                                Participant Directed         Directed
                         ----------------------------------  --------
                                     S&P                       CSX
                         Guaranteed  500  Aggressive  CSX      ESOP
                          Interest  Index   Growth   Stock    Stock
                            Fund     Fund    Fund     Fund     Fund    Total
                         ----------------------------------  -------- --------
ASSETS
  Investments
    Common Stock of CSX
      Corporation         $   --- $   ---  $   ---  $29,376 $118,337  $147,713
    Collective Trust Fund  14,470     ---      ---      ---      ---    14,470
    Mutual Funds              ---   9,599    7,580      ---      ---    17,179
    Cash and Cash
      Equivalents             ---     179      ---      130      270       579
                          ------- -------  -------  ------- --------  --------
                           14,470   9,778    7,580   29,506  118,607   179,941

  Employer Contributions
    Receivable                ---     ---      ---      ---   14,661    14,661
  Accrued Investment Income   ---     ---      ---        1        2         3
                          ------- -------  -------  ------- --------  --------
TOTAL ASSETS               14,470   9,778    7,580   29,507  133,270   194,605
                          ------- -------  -------  ------- --------  --------

 LIABILITIES
  Due to Brokers for
    Securities Purchased       94     ---        6      372      465       937
  Accrued Expenses             45      12       10       37      147       251
                          ------- -------  -------  ------- --------  --------
TOTAL LIABILITIES             139      12       16      409      612     1,188
                          ------- -------  -------  ------- --------  --------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS           $14,331 $ 9,766  $ 7,564  $29,098 $132,658  $193,417
                          ======= =======  =======  ======= ========  ========


See Notes to Financial Statements.

         PAGE 5
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              SEPTEMBER 30, 1994
                            (Thousands of Dollars)

                                                               Non-
                                                            Participant
                                Participant Directed         Directed
                         ----------------------------------  --------
                                     S&P                       CSX
                         Guaranteed  500  Aggressive  CSX      ESOP
                          Interest  Index   Growth   Stock    Stock
                            Fund     Fund    Fund     Fund     Fund    Total
                         ----------------------------------  -------- --------
ASSETS
  Investments
    Common Stock of CSX
      Corporation         $   --- $   ---  $   ---  $20,144  $94,525  $114,669
    Collective Trust Fund  11,438     ---      ---      ---      ---    11,438
    Mutual Funds              ---   5,735    5,317      ---      ---    11,052
    Cash and Cash
      Equivalents              47      10        7      142      144       350
                          ------- -------  -------  -------  -------  --------
                           11,485   5,745    5,324   20,286   94,669   137,509

  Employer Contributions
    Receivable                ---     ---      ---      ---    2,099     2,099
  Participant Contributions
    Receivable                193     107       76      291      ---       667
  Due From Brokers for
    Securities Sold           ---     ---      ---      ---      238       238
  Accrued Investment Income   ---     ---      ---      ---        2         2
                          ------- -------  -------  -------  -------  --------
TOTAL ASSETS               11,678   5,852    5,400   20,577   97,008   140,515
                          ------- -------  -------  -------  -------  --------

 LIABILITIES
  Due to Brokers for
    Securities Purchased      ---     ---      ---       90    1,077     1,167
  Accrued Expenses             43       9        9       35      139       235
                          ------- -------  -------  -------  -------  --------
TOTAL LIABILITIES              43       9        9      125    1,216     1,402
                          ------- -------  -------  -------  -------  --------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS           $11,635 $ 5,843  $ 5,391  $20,452  $95,792  $139,113
                          ======= =======  =======  =======  =======  ========


See Notes to Financial Statements.

         PAGE 6
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     FISCAL YEAR ENDED SEPTEMBER 30, 1995
                            (Thousands of Dollars)

                                                               Non-
                                                            Participant
                                Participant Directed         Directed
                         ----------------------------------  --------
                                     S&P                       CSX
                         Guaranteed  500  Aggressive  CSX      ESOP
                          Interest  Index   Growth   Stock    Stock
                            Fund     Fund    Fund     Fund     Fund    Total
                         ----------------------------------  -------- --------
ADDITIONS
  Investment Income:
    Dividends and
      Interest            $   837 $   183  $    44  $   581 $  2,458  $  4,103
  Employer Contributions      ---     ---       15       93   16,549    16,657
  Participant Contributions 2,498   1,812    1,512    4,117      ---     9,939
  Net Realized and
    Unrealized Appreciation
    in Fair Value of
    Investments               ---   1,852    1,141    5,169   21,785    29,947
                          ------- -------  -------  ------- --------  --------
                            3,335   3,847    2,712    9,960   40,792    60,646

DEDUCTIONS
  Distributions to
    Participants              618     171      133    1,317    3,685     5,924
  Fees and Expenses            83      18       15       61      241       418
                          ------- -------  -------  ------- --------  --------
                              701     189      148    1,378    3,926     6,342

INTERFUND TRANSFERS            62     265     (391)      64      ---       ---
                          ------- -------  -------  ------- --------  --------

NET INCREASE IN NET ASSETS  2,696   3,923    2,173    8,646   36,866    54,304

Net Assets Available for
  Plan Benefits at
  Beginning of Year        11,635   5,843    5,391   20,452   95,792   139,113
                          ------- -------  -------  ------- --------  --------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS AT
  END OF YEAR             $14,331 $ 9,766  $ 7,564  $29,098 $132,658  $193,417
                          ======= =======  =======  ======= ========  ========


See Notes to Financial Statements.

         PAGE 7
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     FISCAL YEAR ENDED SEPTEMBER 30, 1994
                            (Thousands of Dollars)

                                                               Non-
                                                            Participant
                                Participant Directed         Directed
                         ----------------------------------  --------
                                     S&P                       CSX
                         Guaranteed  500  Aggressive  CSX      ESOP
                          Interest  Index   Growth   Stock    Stock
                            Fund     Fund    Fund     Fund     Fund     Total
                         ----------------------------------  -------- --------
ADDITIONS
  Investment Income:
    Dividends and
      Interest            $   624 $   129  $    44  $   482  $ 2,077 $  3,356
  Employer Contributions      ---     ---      ---       81   17,955   18,036
  Participant Contributions 2,217   1,579    1,508    3,618      ---    8,922
  Net Realized and
    Unrealized Appreciation
    (Depreciation) in Fair
    Value of Investments      ---      36     (383)  (2,830) (12,740) (15,917)
                          ------- -------  -------  -------  ------- --------
                            2,841   1,744    1,169    1,351    7,292   14,397

DEDUCTIONS
  Distributions to
    Participants              478     127      104      757    3,214    4,680
  Fees and Expenses            10      18       17       73      290      408
                          ------- -------  -------  -------  ------- --------
                              488     145      121      830    3,504    5,088

INTERFUND TRANSFERS          (224)      1      (39)     214       48      ---
                          ------- -------  -------  -------  ------- --------

NET INCREASE IN NET ASSETS  2,129   1,600    1,009      735    3,836    9,309

Net Assets Available for
  Plan Benefits at
  Beginning of Year         9,506   4,243    4,382   19,717   91,956  129,804
                          ------- -------  -------  -------  ------- --------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS AT
  END OF YEAR             $11,635 $ 5,843  $ 5,391  $20,452  $95,792 $139,113
                          ======= =======  =======  =======  ======= ========


See Notes to Financial Statements.

         PAGE 8
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              SEPTEMBER 30, 1995
                            (Thousands of Dollars)

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the CSX Corporation Capital Builder Plan ("the Plan") are maintained on the accrual basis. All securities transactions of the Plan are recorded as of the trade date.

Investments in CSX Corporation ("CSX") common stock and mutual funds are presented at fair value. Fair value is based upon the last reported sales price on the last business day of the Plan year. Collective trust fund participation units are carried at cost plus accrued interest as determined by the fund manager, which is contract value.

Effective October 1, 1995, CSX will adopt the American Institute of Certified Public Accountants Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans". This statement specifies the accounting for investment contracts, including collective trust funds comprised of investment contracts, issued by either a insurance enterprise or other entity. The financial impact of adopting Statement of Position 94-4 is not expected to be significant.

Certain amounts in the financial statements for the fiscal year ended September 30, 1994 have been reclassified to be consistent with the presentation of the related current year amounts.

NOTE 2.  DESCRIPTION OF THE PLAN

A complete description of Plan provisions including those relating to contributions, vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document. The prospectus relating to the Plan, which includes the Summary Plan Description, was filed with the Securities and Exchange Commission on June 9, 1989. Copies of these documents are available from the CSX Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Plan was established effective August 1, 1989 and qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"), as a combination profit sharing and stock bonus plan. Plan participation is limited to certain employees of CSX and affiliated companies (the "Employer").

Under the stock bonus portion of the Plan ("ESOP"), CSX contributes a specified number of shares of CSX common stock on an annual basis to the accounts of participants who have met service requirements for the preceding calendar year and remain employed on specified dates as defined in the applicable Summary Plan Description. These shares may be purchased throughout the year and are classified as "unallocated" shares until credited to the participants' accounts. The CSX ESOP Stock Fund held 38,759 shares valued at $3,261 and 210,219 shares valued at $14,400 representing unallocated shares at
                                     - 8 -



         PAGE 9
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
                   NOTES TO FINANCIAL STATEMENTS, CONTINUED
                            (Thousands of Dollars)

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

September 30, 1995 and 1994, respectively.

Investment Alternatives: Participant contributions may be invested in one or more of the following investment funds: (1) the Guaranteed Interest Fund, consisting of a collective trust fund that primarily invests in guaranteed investment contracts with insurance companies; (2) the S&P 500 Index Fund, consisting of a mutual fund that invests in common stocks selected primarily to duplicate the performance of the stock market as a whole; (3) the Aggressive Growth Fund, consisting of a mutual fund that invests in various securities selected primarily for capital growth potential; and (4) the CSX Stock Fund, consisting of investments in CSX common stock.

Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Participant Contributions: A participant may contribute from 1% to 15% of his or her annual compensation, in 1% multiples, to the Plan. In addition, the Plan permits certain eligible participants to contribute other compensatory awards to the Plan. All participant contributions may be made on a before- or after-tax basis within the limits imposed by the Internal Revenue Code and may be invested in any combination of the four investment alternatives.
Investment direction may be revised by participants as often as four times per year.

Employer Contributions: Contributions to the profit sharing and stock bonus portion of the Plan are made by the Employer in the number of shares of CSX common stock at least equal to the Company Stock Multiple (as defined in the Summary Plan Description) applicable to the participating group or an amount of cash which would permit the acquisition of that number of shares on the open market at the then available market prices. Such employer contributions, if applicable, are funded as defined by the Summary Plan Description each calendar year.

The Plan also provides for Employer matching contributions for certain eligible employees in an amount equal to the lesser of 50% of those participants' capital savings contributions or 3% of their annual base compensation. All employer matching contributions are invested in CSX common stock, with the exception of certain eligible employees who may direct up to 50% of the company contribution in 25% multiples in any of the four investment funds.

Vesting, Withdrawals, Distributions and Forfeitures: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is 100% vested after five years of credited service, or upon death, disability or retirement. Withdrawals and distributions are controlled in accordance with the provisions of the Plan. Amounts not fully vested at the time of withdrawal are redistributed to the individual
                                     - 9 -



         PAGE 10
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
                   NOTES TO FINANCIAL STATEMENTS, CONTINUED
                            (Thousands of Dollars)

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

participant accounts of those participants remaining in the Plan.

Participant Accounts: Each participant's account is credited with the participant's contributions, the appropriate portion of the Employer's contribution and an allocation of Plan earnings and forfeitures of terminated participants' nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan Termination: Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Administrative Expenses: The administrative expenses of the Plan are payable by CSX or from Plan funds as the Plan Administrative Committee from time to time directs. CSX paid a portion of the administrative expenses of the Plan in 1995 and 1994.

NOTE 3.  INVESTMENTS

The Plan's investments are held by a bank administered trust fund. These investments are more fully described below:

Collective Trust Fund: Substantially all of the assets held in the Guaranteed Interest Fund as of September 30, 1995 and 1994 are invested in the American Express Trust Collective Income Fund, which primarily invests in guaranteed investment contracts with insurance companies. The fund is managed by American Express Financial Services.

Mutual Funds: Substantially all of the assets held in the S&P 500 Index Fund as of September 30, 1995 and 1994 are invested in Vanguard Index Trust-500 Portfolio, a mutual fund managed by Vanguard.

Substantially all of the assets held in the Aggressive Growth Fund as of September 30, 1995 and 1994 are invested in Twentieth Century Select Fund, a mutual fund managed by Twentieth Century Investors, Inc.

CSX Stock Fund and CSX ESOP Stock Fund: Substantially all of the assets held in this fund as of September 30, 1995 and 1994 are invested in CSX common stock.

         PAGE 11
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
                  NOTES TO FINANCIAL STATEMENTS, CONTINUED
                            (Thousands of Dollars)


NOTE 4.  INCOME TAX STATUS

The Internal Revenue Service ruled March 7, 1996, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification (see Note 6). Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE 5.  RELATED PARTY TRANSACTIONS

CSX provides the Plan with certain management and accounting services. During fiscal 1995 and 1994, the Plan reimbursed CSX $63 and $60, respectively for these services. During fiscal 1995 and 1994, the Plan received $3,013 and $2,548, respectively, representing cash dividends from CSX common stock.

The trustee, The Northern Trust Company, invests Plan assets in the Collective Short-Term Investment Fund of The Northern Trust Company. For the fiscal year ended September 30, 1995, transactions involving this account included 451 purchases at a total cost of $15,660 and 267 sales with a fair value of $16,092. For the fiscal year ended September 30, 1994 transactions involving this account included 474 purchases at a total cost of $21,636 and 259 sales with a fair value of $21,438.

NOTE 6.  PLAN AMENDMENT

The Plan was amended and restated in 1995, retroactive to January 1, 1989, to conform to the provisions of the Tax Reform Act of 1986, as amended and subsequent statutory and regulatory changes. There was no significant impact on the Plan due to these changes and amendments. The Plan is intended to meet all of the requirements of the Internal Revenue Code of 1986, as amended and the Employee Retirement Income Security Act of 1974, as amended.

NOTE 7.  COMPARISON TO FORM 5500

Form 5500 requires the recording of a liability for participant distributions processed prior to year-end but not yet paid. In financial statements prepared in accordance with generally accepted accounting principles, such amounts remain net assets available for plan benefits until paid.

         PAGE 12
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
                  NOTES TO FINANCIAL STATEMENTS, CONTINUED
                            (Thousands of Dollars)


NOTE 7.  COMPARISON TO FORM 5500, continued

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
                                                      September 30, 1995
                                                      ------------------

Net assets available for plan benefits
  per the financial statements                            $193,417
Distributions due but unpaid                                  (556)
                                                          --------
Net assets available for plan benefits
  per the Form 5500                                       $192,861
                                                          ========


The following is a reconciliation of distributions made to participants per the financial statements to the Form 5500:
                                                     Fiscal Year Ended
                                                     September 30, 1995
                                                     ------------------
Distributions to participants per the
  financial statements                                     $5,924
Add:  Distributions due but unpaid
  at September 30, 1995                                       556
                                                           ------
Distributions to participants per the Form 5500            $6,480
                                                           ======


NOTE 8.  SUBSEQUENT EVENTS

On October 11, 1995, CSX's board of directors declared a 2-for-1 common stock split distributed on December 21, 1995, to shareholders of record at the close of business on December 4, 1995.

         PAGE 13


                              SUPPLEMENTAL SCHEDULES

         PAGE 14
                                                               SCHEDULE 27a
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
                      ASSETS HELD FOR INVESTMENT PURPOSES
                              SEPTEMBER 30, 1995
                            (Thousands of Dollars)



                                                                Current
        Issuer           Description of Investment  Cost         Value
        ------           -------------------------  ----        -------

Common Stock
------------

* CSX Corporation
  Common Stock                1,755,876 shares    $105,405     $147,713


Collective Trust Fund
---------------------

American Express Trust
  Collective Income Fund       368,926 shares      14,470       14,470


Mutual Funds
------------

Vanguard Index Trust
  - 500 Portfolio              174,552 shares       7,471        9,599

Twentieth Century Select Fund  187,343 shares       7,235        7,580


Cash and Cash Equivalents
-------------------------

* Collective Short-Term
  Investment Fund of The       579,434 shares         579          579
  Northern Trust Company
                                                 --------     --------
     TOTAL                                       $135,160     $179,941
                                                 ========     ========



* Parties-in-Interest.

         PAGE 15
                                                              SCHEDULE 27d
                                CSX CORPORATION
                             CAPITAL BUILDER PLAN
                    TRANSACTIONS OR SERIES OF TRANSACTIONS
              IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS
                     FISCAL YEAR ENDED SEPTEMBER 30, 1995
                            (Thousands of Dollars)



                            Purchases                  Sales
                          ------------  ------------------------------------
                                                   Value of     Cost    Net
                                                 Assets Sold on   of   Gain
Description of Asset      Number  Cost  Number Transaction Date Asset (Loss)
--------------------      ------  ----  ------ ---------------- ----- ------

Category (iii) - series of securities transactions in excess of 5% of plan assets
----------------------------------------------------------------------------

CSX Corporation Common Stock  86  $12,745   27      $ 5,209   $ 3,988 $1,221

Collective Short-Term
  Investment Fund of The
  Northern Trust Company     451   15,660  267       16,092    16,092    ---


There were no category (i), (ii) or (iv) reportable transactions during the fiscal year ended September 30, 1995.

         PAGE 16





                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   CSX CORPORATION CAPITAL BUILDER PLAN

                              By:  /s/ GREGORY R. WEBER
                                   -------------------------------------------
                                   Gregory R. Weber
                                   Vice President, Controller and Treasurer
                                   CSX Corporation
                                   (Plan Sponsor)


Date:  March 22, 1996

































                                    - 16 -